UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 70-10248

REPORT FOR PERIOD

January 1 to March 31, 2005

PURSUANT TO RULE 24

In the matter of

PNM RESOURCES, INC.

This Certificate of Notification is filed by PNM Resources, Inc. ("PNM Resources"), a New Mexico corporation, on behalf of itself and certain of its direct and indirect subsidiaries pursuant to Rule 24 (17 C.F.R. 250.24) under the Public Utility Holding Company Act of 1935 (the "Act").   Such filing is made in connection with the Form U-1, as amended, filed by PNM Resources in File 70-10248 and as authorized by order of the Securities and Exchange Commission ("the Commission") dated December 30, 2004 in that file. The order directs that the applicants file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after the fiscal quarter in which transactions occur.

This Certificate of Notification reports transactions for the quarter ended March 31, 2005.

PNM Resources hereby certifies for itself and its subsidiaries the following:

PNM RESOURCES, INC., et al.
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 35-27934
FILE NO. 70-10248
FOR THE QUARTER ENDED MARCH 31, 2005

Contents

Item	Description
1

A computation in accordance with rule 53(a) setting forth PNM Resources' "aggregate investment" in all EWGs and FUCOs, if any, its "consolidated retained earnings" and a calculation of the amount remaining under its rule 53 authority;

2	Total capitalization ratio of PNM Resources, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs, if any;

3	The market-to-book ratio of PNM Resources' common stock;

4	Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs, if any, from that attributable to other subsidiaries of PNM Resources;

5	A statement of revenues and net income for each EWG and FUCO, if any, for the twelve months ending as of the end of that quarter;

6

The sales of any common stock, preferred securities or equity-linked securities by PNM Resources and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the Authorization period for each type of issued securities;

7

The total number of shares of PNM Resources' common stock issued or issuable under the options granted during the quarter under Stock Plans, employee benefit plans and dividend reinvestment plans including plans later adopted together with the number of shares issued or issuable during the Authorization Period;

8

If PNM Resources common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer;

9	If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty;

10	The amount and terms of any PNM Resources' indebtedness issued during the quarter which shall also separately show the amount of indebtedness issued during the Authorization Period;

11

The amount and terms of any short-term debt issued by any utility subsidiary during the quarter which shall also separately show the outstanding amount as of the end of the applicable period of short-term debt of each utility subsidiary;

12

The amount and terms of any financings consummated by any non-utility subsidiary that is not exempt under rule 52 which shall also separately show the amount of non-exempt securities issued by non-utility subsidiaries during the Authorization Period;

13

The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction which shall also separately show the outstanding amount of Hedge Instruments or Anticipatory Hedges previously reported under this item;

14

The name and parent company of any Financing Conduit created during the quarter; the amount invested in any Financing Conduit during the quarter and the amount and terms of any securities issued by any Financing Conduit during the quarter, which shall also separately show the amount of all securities issued by such subsidiaries during the Authorization Period;

15

If any subsidiaries are Variable Interest Entities ("VIEs") as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs;

16	If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R;

17

Consolidated balance sheets as of the end of the quarter and balance sheets as of the end of the quarter for each company, including PNM Resources, that has engaged in jurisdictional financing transactions during the quarter;

18	A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of PNM Resources on a consolidated basis and of each utility subsidiary;

19

A retained earnings analysis of PNM Resources on a consolidated basis and of each utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of each quarter; and

20

Future registration statements filed under the Securities Act of 1933 with respect to securities that are the subject of the instant Application will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24.

Item 1

A computation in accordance with rule 53(a) setting forth PNM Resources' "aggregate investment" in all EWGs and FUCOs, if any, its "consolidated retained earnings" and a calculation of the amount remaining under its rule 53 authority.

As of March 31, 2005, PNM Resources had no investment in either EWGs or FUCOs.

Item 2

Total capitalization ratio of PNM Resources, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs, if any.

The total capitalization ratios of PNM Resources as of March 31, 2005 are reported below.

	March 31, 2005 (a)
(Dollars in thousands)
Common Equity	$1,201,848	48.7%
Preferred Stock	11,529	0.5%
Long-term Debt	1,231,251	49.9%
Short-term Debt	21,800	0.9%
	$2,466,428	100.0%

(a)  As of March 31, 2005, PNM Resources had no investment in either EWGs or FUCOs.

Item 3

The market-to-book ratio of PNM Resources' common stock.

The market-to-book ratio of PNM Resources' common stock as of March 31, 2005 follows.

Closing price per share on March 31, 2005	$ 26.24
Book value per share at March 31, 2005	$ 19.63
Market-to-book ratio	1.34

Item 4

Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs, if any, from that attributable to other subsidiaries of PNM Resources.

As of March 31, 2005, PNM Resources had no investment in either EWGs or FUCOs.

Item 5

A statement of revenues and net income for each EWG and FUCO, if any, for the twelve months ending as of the end of that quarter;

As of March 31, 2005, PNM Resources had no investment in either EWGs or FUCOs.

Item 6

The sales of any common stock, preferred securities or equity-linked securities by PNM Resources and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the Authorization Period for each type of issued securities.

On March 30, 2005, PNM Resources issued 3,910,000 shares of common stock at $26.76 per share ("Common Shares"), which was the price on the date of agreement of sale.  The Company received net proceeds from this offering, after deducting underwriting discounts and commissions and estimated expenses, of approximately $101.0 million as further described below:

Common Shares sold:	3,910,000
Price per share:	$26.76
Total sale:	$104,631,600
Underwriters' commission:	$3,400,527
Estimated expenses	$200,000
Net proceeds:	$101,031,073

On March 30, 2005, PNM Resources completed a public offering of 4,945,000 6.75% equity units ("Equity Units"), yielding net proceeds after fees of $239.6 million as further described below:

Equity Units sold:	4,945,000
Price per unit:	$50
Gross Proceeds:	$247,250,000
Underwriters' commission:	$7,417,500
Estimated expenses	$220,000
Net Proceeds:	$239,612,500
Unit Coupon:	6.75%
Note Coupon:	4.8%

The Authorization Period extends from December 30, 2004 (the date that Form U-1, as amended, was filed by PNM Resources in File 70-10248 and was authorized by order of the Commission dated December 30, 2004 in that file) to December 30, 2007.  As of March 31, 2005, the transactions reported in the response to Item 6 are the same for the quarter ended March 31, 2005 and the Authorization Period.    Future reports will include transactions for the current quarter and cumulative amounts for the Authorization Period.

 Item 7

The total number of shares of PNM Resources common stock issued or issuable under the options granted during the quarter under Stock Plans, employee benefit plans and dividend reinvestment plans including plans later adopted together with the number of shares issued or issuable during the Authorization Period.

The number of shares of PNMR Resources' common stock issued under its Employee Stock Purchase Plan was 18,255 shares for the quarter ended March 31, 2005.   PNM Resources has other stock plans that are currently being funded with market shares.  Shares related to these stock plans will be included in future reports at the point such plans are funded with newly issued shares.

The Authorization Period extends from December 30, 2004 (the date that Form U-1, as amended, was filed by PNM Resources in File 70-10248 and was authorized by order of the Commission dated December 30, 2004 in that file) to December 30, 2007.  As of March 31, 2005, the transactions reported in the response to Item 7 are the same for the quarter ended March 31, 2005 and the Authorization Period.    Future reports will include transactions for the current quarter and cumulative amounts for the Authorization Period.

Item 8

If PNM Resources common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

None as of March 31, 2005.

Item 9

If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.

No guaranties were issued during the quarter ended March 31, 2005 by PNM Resources.

Item 10

The amount and terms of any PNM Resources indebtedness issued during the quarter which shall also separately show the amount of indebtedness issued during the Authorization Period.

Senior Notes in the amount of $247,250,000 were issued on March 30, 2005 as part of an offering of Equity Units as described in Item 6 above.  Additional information regarding the terms of the Equity Units is provided in the PNM Resources' Form 8-K dated March 31, 2005.

Item 11

The amount and terms of any short-term debt issued by any utility subsidiary during the quarter which shall also separately show the outstanding amount as of the end of the applicable period of short-term debt of each utility subsidiary.

The following amounts and terms of short-term debt issued during the quarter ended March 31, 2005 are for Public Service Company of New Mexico ("PNM"), which is PNM Resources' only utility subsidiary as of such date.  PNM's commercial paper program is unsecured and the proceeds are used for short-term cash management needs.  PNM's commercial paper program contains terms typical for section 4(2) commercial paper programs. PNM has entered into a $8.5 million revolving line of credit agreement which expires on November 21, 2005.  The interest rate on the revolving line of credit agreement is based on an index referencing the prime interest rate.

Commercial paper borrowings

Beginning balance 12/31/04	$60,400,010

Borrowings during the quarter ended 3/31/05	1,920,200,000

Payments during the quarter ended 3/31/05	1,958,800,000

Ending balance 3/31/05	$21,800,010

Weighted average cost of borrowing	2.50%

Line of credit borrowings

Beginning balance 12/31/04	$0

Borrowings during the quarter ended 3/31/05	1,900,000

Payments during the quarter ended 3/31/05	1,900,000

Ending balance 3/31/05	$0

Weighted average cost of borrowing	4.50%

Item 12

The amount and terms of any financings consummated by any non-utility subsidiary that is not exempt under rule 52 which shall also separately show the amount of non-exempt securities issued by non-utility subsidiaries during the Authorization Period.

None.

Item 13

The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction which shall also separately show the outstanding amount of Hedge Instruments or Anticipatory Hedges previously reported under this item.

The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter ended March 31, 2005 and the identity of the other parties to the transaction are shown below.  Since the Rule 24 report for the quarter ended March 31, 2005 is the first Rule 24 report filed under File No 70-10248, there are no outstanding amounts of Hedge Instruments or Anticipatory Hedges previously reported under this item.

PNM Resources
New Hedge Transactions
First Quarter, 2005

Note: The following transactions represent hedges of sales of forecasted excess generation. All transactions qualify as cash flow hedges under SFAS 133.

						Volume
Trade					Contract Price	(MW hours)	On-Peak or	Extended
Ticket Number	Trade Date	Counterparty	Location	Buy or Sale	Per MW hour	Buy(Sell)	Off-Peak	Value

AAP855	February 15, 2005	Calpine	PV	SELL	$48.50	(10,800)	On-Peak	($523,800.00)
AAP856	February 15, 2005	Sempra Energy Trading	PV	SELL	$48.50	(10,800)	On-Peak	($523,800.00)
AAP857	February 15, 2005	Sempra Energy Trading	PV	SELL	$48.50	(21,600)	On-Peak	($1,047,600.00)
AAP858	February 15, 2005	Trans Alta	PV	SELL	$48.50	(10,800)	On-Peak	($523,800.00)
AAP859	February 15, 2005	Trans Alta	PV	SELL	$48.50	(10,800)	On-Peak	($523,800.00)
AAP860	February 15, 2005	Trans Alta	PV	SELL	$48.50	(10,800)	On-Peak	($523,800.00)
AAP869	February 22, 2005	Morgan Stanley	PV	SELL	$37.00	(7,800)	Off-Peak	($288,600.00)
AAP870	February 22, 2005	Arizona Public Service	PV	SELL	$37.00	(23,400)	Off-Peak	($865,800.00)
AAP871	February 22, 2005	Morgan Stanley	PV	SELL	$37.00	(15,600)	Off-Peak	($577,200.00)
AAP872	February 22, 2005	Morgan Stanley	PV	SELL	$37.00	(15,600)	Off-Peak	($577,200.00)
AAP880	February 23, 2005	BP Energy	PV	SELL	$49.50	(10,800)	On-Peak	($534,600.00)
AAR632	February 22, 2005	BP Energy	PV	SELL	$38.50	(8,600)	Off-Peak	($331,100.00)
AAR633	March 17, 2005	BP Energy	PV	SELL	$44.00	(8,600)	Off-Peak	($378,400.00)
AAR634	March 30, 2005	BP Energy	PV	SELL	$44.00	(17,200)	Off-Peak	($756,800.00)
AAR636	March 17, 2005	Pacifacorp	PV	SELL	$44.00	(8,600)	Off-Peak	($378,400.00)
AAR638	February 22, 2005	Pacifacorp	PV	SELL	$38.50	(8,600)	Off-Peak	($331,100.00)
AAR641	February 15, 2005	City of Santa Clara, CA	PV	SELL	$54.00	(20,000)	On-Peak	($1,080,000.00)
AAR644	March 8, 2005	UBS Warburg	PV	SELL	$61.50	(10,000)	On-Peak	($615,000.00)
AAR711	February 23, 2005	Morgan Stanley	PV	SELL	$39.25	(17,200)	Off-Peak	($675,100.00)
AAR712	February 16, 2005	City of Farmington, NM	SHP230	SELL	$47.81	(37,200)	RTC	($1,778,532.00)

Item 14

The name and parent company of any Financing Conduit created during the quarter; the amount invested in any Financing Conduit during the quarter and the amount and terms of any securities issued by any Financing Conduit during the quarter, which shall also separately show the amount of all securities issued by such subsidiaries during the Authorization Period.

None.

Item 15

If any subsidiaries are Variable Interest Entities ("VIEs") as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs;

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (Revised December 2003) ("FIN 46R"), became effective January 1, 2004 for those entities considered to be special purpose entities, and March 31, 2004 for others.  FIN 46R expands the requirement of a business enterprise to consolidate an entity beyond the concept of a controlling interest.  Under FIN 46R, a business enterprise will consolidate an entity if that entity is a variable interest entity, the business enterprise is the primary beneficiary of the entity and the entity's risks are not effectively dispersed among all parties involved.  A variable interest entity has certain characteristics that effectively demonstrate that the equity investor does not have economic substance, bear the risks and receive the rewards of the entity or direct the entity's activities.  The interpretation requires that an enterprise review its variable interests and determine if consolidation is appropriate.

Under the model for consolidation promulgated by FIN 46R, a Purchase Power Agreement ("PPA") PPA may qualify as a variable interest if its terms expose the purchaser to variability in supply or operating costs and the contract is for a significant portion of the entity's generating capacity.  PNM evaluated its PPAs under the provisions of FIN 46R and determined that one purchase contract entered into prior to December 31, 2003 qualifies as a variable interest.  PNM was unable to obtain the necessary information to determine if PNM was the primary beneficiary if consolidation was necessary despite efforts including a formal written request to the operator of the entity supplying power under the PPA.  The operator cited legal and competitive reasons for refusing to provide the information.

This variable interest PPA is a contract to purchase 132 MW of capacity and energy expiring in June 2020.  The contract contains a fixed capacity charge, a fixed Operations and Maintenance ("O&M") charge, and a variable energy charge that subjects PNM to the changes in the cost of fuel and O&M.  For the three months ended March 31, 2005, the capacity and O&M charge was $1.7 million and the energy charges were $0.4 million.  For the three months ended March 31, 2004, the capacity and O&M charge was $1.2 million and the energy charges were $0.1 million.  The contract is for the full output of a specific gas generating plant and is currently accounted for as an operating lease by PNM.  Under this contract PNM is exposed to changes in the costs to produce energy and operate the plant.

PNM Resources also has interests in other variable interest entities created before January 31, 2003, for which PNM Resources is not the primary beneficiary.  These arrangements include PNM Resources' investment in a limited partnership and certain PNM leases.  The aggregate maximum loss exposure at March 31, 2005 that PNM Resources could be required to record in its income statement as a result of these arrangements totals approximately $6.0 million.  The creditors of these variable interest entities do not have recourse to the general credit of PNM Resources in excess of the aggregate maximum loss exposure.

Item 16

If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R.

See the response to Item 15 above.

Item 17

Consolidated balance sheets as of the end of the quarter and balance sheets as of the end of the quarter for each company, including PNM Resources, that has engaged in jurisdictional financing transactions during the quarter.

By virtue of its common stock and Equity Units financings during the quarter ended March 31, 2005, PNM Resources engaged in jurisdictional financing transactions during the quarter.  Therefore, PNM Resources' balance sheet as of March 31, 2005 is provided below.  The Notes are not included with the balance sheets provided herein.

PNM RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)
	March 31,	December 31,
	2005	2004
	(In thousands)
ASSETS
Utility Plant:
Electric plant in service	$2,522,103	$2,488,961
Gas plant in service	689,297	680,487
Common plant in service and plant held for future use	149,042	140,818
	3,360,442	3,310,266
Less accumulated depreciation and amortization	1,158,442	1,135,510
	2,202,000	2,174,756
Construction work in progress	114,097	124,381
Nuclear fuel, net of accumulated amortization of $19,134 and $16,448	24,066	25,449

Net utility plant	2,340,163	2,324,586

Other Property and Investments:
Investment in lessor notes	298,340	308,680
Other investments	134,783	139,848
Non-utility property, net of accumulated depreciation of $127 and $1,773	1,437	1,437

Total other property and investments	434,560	449,965

Current Assets:
Cash and cash equivalents	328,779	17,195
Accounts receivables, net of allowance for uncollectible accounts
of $1,329 and $1,329	84,005	96,600
Unbilled revenues	86,367	104,708
Other receivables	42,645	48,393
Inventories	39,827	41,352
Regulatory assets	8,614	3,339
Other current assets	54,939	51,967

Total current assets	645,176	363,554

Deferred charges:
Regulatory assets	214,214	217,196
Prepaid pension cost	88,363	87,336
Other deferred charges	53,994	44,998

Total deferred charges	356,571	349,530
	$3,776,470	$3,487,635
The accompanying notes are an integral part of these financial statements.

PNM RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31,	December 31,
	2005	2004
	(In thousands)
CAPITALIZATION AND LIABILITIES
Capitalization:
Common stockholders' equity:
Common stock outstanding (no par value)	$ 720,872	$ 638,826
Accumulated other comprehensive loss, net of tax	(88,914)	(89,813)
Retained earnings	569,890	550,566

Total common stockholders' equity	1,201,848	1,099,579
Cumulative preferred stock of subsidiary without mandatory redemption
($100 par value)	11,529	11,529
Long-term debt	1,231,251	987,823

Total capitalization	2,444,628	2,098,931

Current Liabilities:
Short-term debt	21,800	94,700
Accounts payable	97,786	117,645
Accrued interest and taxes	59,927	15,796
Other current liabilities	104,644	128,476

Total current liabilities	284,157	356,617

Deferred Credits:
Accumulated deferred income taxes	284,463	284,528
Accumulated deferred investment tax credits	34,586	35,360
Regulatory liabilities	330,202	327,419
Asset retirement obligations	51,669	50,361
Additional minimum pension liability	164,801	164,801
Accrued postretirement benefit cost	15,121	16,102
Other deferred credits	166,843	153,516

Total deferred credits	1,047,685	1,032,087

Commitments and Contingencies (see Note 7)	-	-
	$3,776,470	$3,487,635

The accompanying notes are an integral part of these financial statements.

PNM's balance sheet as of March 31, 2005 is provided below.

PUBLIC SERVICE COMPANY OF NEW MEXICO AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31,	December 31,
	2005	2004
	(In thousands)
ASSETS
Utility Plant:
Electric plant in service	$2,522,103	$2,488,961
Gas plant in service	689,297	680,487
Common plant in service and plant held for future use	97,372	97,369
	3,308,772	3,266,817
Less accumulated depreciation and amortization	1,147,665	1,125,444
	2,161,107	2,141,373
Construction work in progress	90,660	110,406
Nuclear fuel, net of accumulated amortization of $19,134 and $16,448	24,066	25,449

Net utility plant	2,275,833	2,277,228

Other Property and Investments:
Investment in lessor notes	298,340	308,680
Other investments	124,625	116,134
Non-utility property	966	966

Total other property and investments	423,931	425,780

Current Assets:
Cash and cash equivalents	7,562	16,448
Accounts receivables, net of allowance for uncollectible accounts
of $1,329 and $1,329	84,005	96,600
Unbilled revenues	86,367	104,708
Other receivables	39,608	45,717
Inventories	39,527	41,246
Regulatory assets	8,614	3,339
Other current assets	42,458	39,933

Total current assets	308,141	347,991

Deferred charges:
Regulatory assets	214,214	217,196
Prepaid pension cost	88,363	87,336
Other deferred charges	35,371	38,199

Total deferred charges	337,948	342,731
	$ 3,345,853	$ 3,393,730

The accompanying notes are an integral part of these financial statements.

PUBLIC SERVICE COMPANY OF NEW MEXICO AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31,	December 31,
	2005	2004
	(In thousands)
CAPITALIZATION AND LIABILITIES
Capitalization:
Common stockholder's equity:
Common stock outstanding ($5 par value)	$ 195,589	$ 195,589
Paid-in-capital	556,761	556,761
Accumulated other comprehensive loss, net of tax	(88,914)	(89,813)
Retained earnings	403,809	371,455

Total common stockholder's equity	1,067,245	1,033,992
Cumulative preferred stock of subsidiary without mandatory redemption
($100 par value)	11,529	11,529
Long-term debt	987,136	987,676

Total capitalization	2,065,910	2,033,197

Current Liabilities:
Short-term debt	21,800	60,400
Accounts payable	91,076	116,763
Intercompany accounts payable	18,416	38,700
Accrued interest and taxes	48,846	28,783
Other current liabilities	74,045	91,765

Total current liabilities	254,183	336,411

Deferred Credits:
Accumulated deferred income taxes	278,841	278,907
Accumulated deferred investment tax credits	34,586	35,360
Regulatory liabilities	330,202	327,419
Asset retirement obligations	51,669	50,361
Additional minimum pension liability	164,801	164,801
Accrued postretirement benefit cost	15,121	16,102
Other deferred credits	150,540	151,172

Total deferred credits	1,025,760	1,024,122
	$ 3,345,853	$ 3,393,730

The accompanying notes are an integral part of these financial statements.

Item 18

A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of PNM Resources on a consolidated basis and of each utility subsidiary.

The following table shows the capital structure of PNM Resources on a consolidated basis and of each utility subsidiary (as well as non-utility subsidiaries) as of March 31, 2005.

	PNM Resources Inc.		Public Service Co. of NM		Avistar Inc.		PNMR Development Co.
(Dollars in thousands)	$	%	$	%	$	%	$	%
Common Equity	1,201,848	48.7%	1,067,245	51.1%	(2,901)	-78.4%	13,198	100.0%
Preferred Stock	11,529	0.5%	11,529	0.6%	-	0.0%	-	0.0%
Long-term Debt	1,231,251	49.9%	987,136	47.3%	-	0.0%	-	0.0%
Short-term Debt	21,800	0.9%	21,800	1.0%	6,600	178.4%	-	0.0%
Total Capitalization	2,466,428	100.0%	2,087,710	100.0%	3,699	100.0%	13,198	100.0%

	Capital Trust Company		PNM Receivables Corporation		Other Subsidiaries (a)
(Dollars in thousands)	$	%	$	%	$	%
Common Equity	674	0.2%	8,443	7.9%	272	100.0%
Preferred Stock	-	0.0%	-	0.0%	-	0.0%
Long-term Debt	296,250	97.9%	-	0.0%	-	0.0%
Short-term Debt	5,777	1.9%	98,780	92.1%	-	0.0%
Total Capitalization	302,701	100.0%	107,223	100.0%	272	100.0%

Note (a): Other subsidiaries are comprised of Sunterra Gas Gathering Company. Sunterra Gas Processing Company and Sunbelt Mining Co.
These companies are currently winding down their operations.

Item 19

A retained earnings analysis of PNM Resources on a consolidated basis and of each utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of each quarter.

PNM Resources

Beginning Retained Earnings 12/31/04	$550,566,610

Additions:
Earnings Quarter ended 3/31/05	30,641,183

Less Dividends:
Common Dividends Accrued 1st Qtr - paid 5/20/05	(11,185,950)

Preferred Dividends Accrued 1st Qtr - paid 4/15/05	(132,010)

Other Reconciling Item:
Adjustment to Dividend Balance	(3)

Ending Retained Earnings 3/31/05	$569,889,830

Public Service Company of New Mexico

Beginning Retained Earnings 12/31/04	$371,455,787

Additions:
Earnings Quarter ended 3/31/05	32,485,596
Less Dividends:
Preferred Dividends Accrued for 1st Qtr - paid 4/15/05	(132,010)

Ending Retained Earnings 3/31/05	$403,809,373

Item 20

Future registration statements filed under the Securities Act of 1933 with respect to securities that are the subject of the instant Application will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24.

Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of PNM Resources, et al, in File No. 70-10248 and in accordance with the terms and conditions of the Commission's order dated December 31, 2004, permitting said Application-Declaration to become effective.

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, PNM Resources, Inc. for itself and its subsidiaries have duly caused this report to be signed on its behalf on this 31st day of May, 2005.

/s/ Thomas G. Sategna
Thomas G. Sategna
Vice President and Corporate Controller
PNM Resources, Inc.